UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

____________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

____________________

Bioenvision, Inc.

(Name of Issuer)

Common Stock

Par Value $0.001 Per Share

(Title of Class of Securities)

09059N100

(CUSIP Number of Class of Securities)

Barrett S. DiPaolo

Vice President and Associate General Counsel

Lehman Brothers Holdings Inc.

1301 Avenue of the Americas, 5th Floor

New York, NY 10019

(212) 526-0858

(Name, Address and Telephone Number of Persons Authorized

to Receive Notices and Communications)

____________________

May 29, 2007

(Date of Event which required Filing of this Statement)

____________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 (b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09059N100

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lehman Brothers Holdings Inc. 13-3216325
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,048,068
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 5,048,068
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,048,068
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14.	TYPE OF REPORTING PERSON: HC/CO

________________________

1  Based on 55,035,739 shares of the Issuer’s common stock outstanding as of May 25, 2007 as reported on
Form 8-K filed by the Issuer on May 29, 2007.

 CUSIP No. 09059N100

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lehman Brothers Inc. 13-2518466
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,048,068
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 5,048,068
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,048,068
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%[1]
14.	TYPE OF REPORTING PERSON: BD

______________________

1 Based on 55,035,739 shares of the Issuer’s common stock outstanding as of May 25, 2007, as reported on Form 8-K filed by the Issuer on May 29, 2007.

ITEM 1.  SECURITY AND ISSUER

This statement relates to the Common Stock, $0.001 par value per share (the “Common Stock”), of Bioenvision, Inc., a Delaware corporation (“Bioenvision”).  The address of the principal executive offices of Bioenvision is 345 Park Avenue, 41st Floor, New York, New York, 10154.

ITEM 2.  IDENTITY AND BACKGROUND

This statement is filed on behalf of the following Reporting Persons:

Lehman Brothers Holdings Inc., a Delaware corporation (“Holdings”),

745 Seventh Avenue

New York, NY 10019

Holdings, through its subsidiaries, is one of the leading global investment banks, serving institutional, corporate, government and high-net-worth clients.  Holdings is the direct 100% parent of Lehman Brothers Inc.

Lehman Brothers Inc., a Delaware corporation (“LBI”),

745 Seventh Avenue

New York, NY 10019

LBI is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934 and is a wholly-owned subsidiary of Holdings ..

The names, residence or business address, citizenships and present principal occupations or employment of the senior executive officers and directors of the Reporting Persons are set forth in Appendix A hereto.

None of  the Reporting Persons, nor to the best knowledge of the Reporting Persons, any of the persons listed in Appendix A hereto has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth in Appendix B attached hereto and incorporated herein by reference, been party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE OF FUNDS OR OTHER CONSIDERATION

See Item 4.  The source of the funds employed to pay the aggregate purchase price for the shares of Common Stock owned by LBI of approximately $21.9 million was general working capital of LBI.

ITEM 4.  PURPOSE OF TRANSACTION

The Common Stock of Bioenvision was acquired in the ordinary course of business by LBI. This Schedule 13D is being filed as a result of the May 29, 2007 (the “Event Date”) announcement by Bioenvision that it had entered into a merger agreement with Genzyme Corporation and its wholly-owned subsidiary, Wichita Bio Corporation (the “Offeror”), which parties are unrelated to the Reporting Persons, pursuant to which, among other things, the Offeror would commence a tender offer (the “Offer”) for all of the outstanding Common Stock and all of the outstanding Series A preferred stock of Bioenvision (which is convertible into Common Stock). Although this potential acquisition of control of the Issuer involves parties unrelated to the Reporting Persons, as a result of this announcement and the Reporting Persons’ acquisition of Common Stock on the Event Date, the Reporting Persons could be deemed, as of the Event Date, to hold the Common Stock with the effect of changing or influencing control of the Issuer. The Reporting Persons review their holdings of the Issuer on an ongoing basis. Depending on such review, each of the Reporting Persons may make additional purchases or sales of the Common Stock in the future, and may or may not tender its Common Stock to the Offeror. Additional transactions, if any, and the decision whether to tender the Common Stock will depend on various factors, including, without limitation, the price of the Common Stock, stock market conditions and the business prospects of the Issuer. In addition, the Reporting Persons may engage, from time to time, in discussions with the Issuer and other shareholders of the Issuer concerning the Offer and the Issuer and its business.

Except as otherwise described herein, none of the Reporting Persons or the persons listed on Appendix A have any current plans or proposals which relate to or would result in any of the transactions or changes contemplated in Items 4(a) through 4(j) of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a)

See Items 11 and 13 of the cover page for each Reporting Person.

(b)

See Items 7 through 9 of the cover page for each Reporting Person.

(c)

The following are aggregate transactions in the Common Stock effected by the Reporting Persons within the past 60 days.

Person	Trade Date		Shares	Avg. Price
LBI	4/17/2007	BUY	38,667	$ 3.706
LBI	4/18/2007	BUY	130,000	$ 3.800
LBI	4/19/2007	BUY	50,000	$ 3.806
LBI	4/30/2007	BUY	76,100	$ 3.414
LBI	5/1/2007	BUY	23,900	$ 3.374
LBI	5/29/2007	BUY	600,000	$ 5.623

	Total		918,667

(d)

None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed in Appendix A hereto, knows of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons, other than customers of a Reporting Person over whose shares a Reporting Person may have investment discretion.

(e)

Not Applicable.

ITEM 6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in Item 4, not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit A

Joint Filer Agreement of the Reporting Persons dated June 8, 2007

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2007

LEHMAN BROTHERS HOLDINGS INC.

By:

/s/ Barrett S. DiPaolo

      ------------------------------------------------

      Name: Barrett S. DiPaolo

      Title: Vice President

LEHMAN BROTHERS INC.

By:

/s/ Barrett S. DiPaolo

      ------------------------------------------------

      Name: Barrett S. DiPaolo

      Title:  Senior Vice President

APPENDIX A

LEHMAN BROTHERS HOLDINGS INC.

BOARD OF DIRECTORS

NAME/TITLE	BUSINESS ADDRESS
MICHAEL L. AINSLIE Private Investor and former President and Chief Executive Officer of Sotheby’s Holdings	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
JOHN F. AKERS Retired Chairman of International Business Machines Corporation	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
ROGER S. BERLIND Theatrical Producer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
THOMAS H. CRUIKSHANK Retired Chairman and Chief Executive Officer of Halliburton Company MARSHA JOHNSON EVANS Rear Admiral U.S. Navy (Retired)	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019 Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
RICHARD S. FULD, JR. Chairman and Chief Executive Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

SIR CHRISTOPHER GENT

Non-Executive Chairman of GlaxoSmithKline Plc

ROLAND A. HERNANDEZ

Retired Chairman and Chief Executive

Officer of Telemundo Group, Inc.

HENRY KAUFMAN

President of Henry Kaufman

& Company, Inc.

Lehman Brothers Holdings Inc.

745 Seventh Avenue

New York, NY 10019

Lehman Brothers Holdings Inc.

745 Seventh Avenue

New York, NY 10019

Lehman Brothers Holdings Inc.

745 Seventh Avenue

New York, NY 10019

JOHN D. MACOMBER Principal of JDM Investment Group	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

All of the above individuals are citizens of the United States, except for Sir Christopher Gent, who is a citizen of the United Kingdom.

LEHMAN BROTHERS HOLDINGS INC.

EXECUTIVE OFFICERS

NAME/TITLE	BUSINESS ADDRESS
RICHARD S. FULD, JR. Chairman and Chief Executive Officer SCOTT FREIDHEIM Co-Chief Administrative Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019 Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
IAN LOWITT Co-Chief Administrative Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
JOSEPH M. GREGORY President and Chief Operating Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
CHRISTOPHER O’MEARA Chief Financial Officer and Controller	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
THOMAS A. RUSSO Chief Legal Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

All above individuals are citizens of the United States.

LEHMAN BROTHERS INC.

BOARD OF DIRECTORS

NAME/TITLE	BUSINESS ADDRESS

THOMAS A CRUIKSHANK Retired Chairman and Chief Executive Officer of Halliburton Company	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
HOWARD L. CLARK, JR. Vice Chairman	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
FREDERICK FRANK Vice Chairman	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
RICHARD S. FULD, JR. Chairman and Chief Executive Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

All above individuals are citizens of the United States.

LEHMAN BROTHERS INC.

EXECUTIVE OFFICERS

NAME/TITLE	BUSINESS ADDRESS
RICHARD S. FULD, JR. Chairman and Chief Executive Officer SCOTT FREIDHEIM Co-Chief Administrative Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019 Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
JOSEPH M. GREGORY President and Chief Operating Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
IAN LOWITT Co-Chief Administrative Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
CHRISTOPHER O’MEARA Chief Financial Officer and Controller	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019
THOMAS A. RUSSO Chief Legal Officer	Lehman Brothers Holdings Inc. 745 Seventh Avenue New York, NY 10019

All above individuals are citizens of the United States.

APPENDIX B

From time to time, the firm and its employees are the subject of inquiries and investigations conducted by regulatory authorities, including but not limited to the SEC, MSRB, NASD, NYSE and state securities regulators.  Lehman Brothers routinely cooperates freely with such investigations.  The Firm is also involved, from time to time, in civil legal proceedings and arbitration proceedings concerning matters arising in connection with the conduct of this business.  Although there can be no assurance as to the ultimate outcome, the firm has denied, or believes it has meritorious defenses and will deny, liability in all significant cases pending against it, and intends to defend actively each such case.  All material proceedings in which there has been a final determination against Lehman Brothers, and all material litigations involving Lehman Brothers, have been reported on the Firm’s Annual Report on Form 10-K, Quarterly Report on Form 10-Q or the Firm’s Form BD, each of which is on file with the Securities and Exchange Commission.

EXHIBIT A

SCHEDULE 13D JOINT FILING AGREEMENT

The undersigned and each other person executing this joint filing agreement (this “Agreement”) agree as follows:

(i) The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13D to which this Exhibit is attached and such Schedule 13D is filed on behalf of the undersigned and each other person executing this Agreement; and

(ii) The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

LEHMAN BROTHERS HOLDINGS INC.

By:

/s/ Barrett S. DiPaolo

      ------------------------------------------------

      Name: Barrett S. DiPaolo

      Title: Vice President

LEHMAN BROTHERS INC.

By:

/s/ Barrett S. DiPaolo

      ------------------------------------------------

      Name: Barrett S. DiPaolo

      Title:  Senior Vice President